Exhibit (a)(1)(xii)

ADOLOR CORPORATION Grant-by-Grant Economic Value Analysis Tool Eligible Options 1 Exercise Price $ - Applicable Exchange Tier n/a Number of Eligible Options - Assumed Adolor Stock Price at Expiration of Offer to Exchange $ - Replacement Options 2 Calculated Exchange Ratio (Number of Eligible Options Exchanged for 1 New Option) n/a Calculated Number of Replacement Options n/a Assumed Exercise Price of Replacement Options $ - Approximate Breakeven or Cross-over Stock Price n/a Pre-tax Value of Eligible Options at Breakeven Price n/a Pre-tax Value of Replacement Options at Breakeven Price n/a Economic Value of Eligible Options and Replacement Options at Hypothetical Future Stock Prices Economic Value Hypothetical Future Stock Price Eligible Options Replacement Options $0.00 $2.00 $4.00 $6.00 $8.00 $10.00 $12.00 $14.00 $16.00 $18.00 $20.00 $22.00 $24.00 $26.00 $28.00 $30.00 $32.00 $34.00 $36.00 $0 $0 $0 $0 $1 $1 $1 $1 $1 $1 Instructions: This spreadsheet calculates a “breakeven” or “cross-over” stock price for a particular stock option grant. The breakeven price represents the price of Adolor’s stock at which potential gains from an Eligible Option and the corresponding Replacement Option are approximately equal. To run the breakeven calculation, enter the exercise price and number of eligible option for the grant you wish to analyze in the yellow shaded boxes above. Next, enter an assumed Adolor stock price as of the expiration date of the Offer to Exchange (must be between $0.75 and $5.00). Certain of the boxes contain additional information -- hover over the boxes with your mouse for more detailed explanations. In considering your decision whether or not to tender a tier of Eligible Options, we urge you to also consider the impact of future vesting periods for Eligible Options and Replacement Options, as applicable, and the expiration dates of such options. Footnotes 1 Eligible options are outstanding stock options that were issued more than 24 months prior to July 22, 2009 and that have a per share exercise price equal to or greater than $7.00. 2 Replacement options will vest in four equal semi-annual installments over a two-year period, with the first vesting occurring six months after the Replacement Option grant date; provided, however, that if a fully-vested Eligible Option is set to expire on or before the date that is two and one-half years following the Replacement Option grant date, then the Replacement Option will vest in two equal semi-annual installments over a 12-month period. Each Replacement Option will have an expiration date that is identical to the expiration date of the Eligible Option being exchanged for

Cell: B5 Comment: Input the exercise price of the eligible grant you would like to analyze. Cell: B7 Comment: Input the number of eligible options in the grant you are analyzing. Cell: B9 Comment: Input an assumed price for Adolor’s common stock (between $0.75 and $5.00) as of the date of the expiration of the Offer to Exchange. The Offer to Exchange will expire on August 19, 2009, unless extended by the Company. Cell: B13 Comment: Calculated as the number of Eligible Options divided by the Calculated Exchange Ratio. The number of Replacement Options is rounded down to the nearest whole share on a grant-by-grant basis. No consideration is paid for fractional shares, if any. Cell: B14 Comment: Replacement Options will have an exercise price equal to the closing sale price of the Company’s common stock on the grant date of the Replacement Options as reported by the NASDAQ Global Market. For simplicity, this spreadsheet assumes the exercise price for the Replacement Options is equal to the Company’s stock price on the date of the expiration of the Offer to Exchange. Cell: B16 Comment: See instructions below